Exhibit (a)(5)(iii)

QATAR TELECOM (QTEL) Q.S.C. COMMENCES TENDER OFFERS

FOR SERIES B SHARES AND ADSs OF PT INDOSAT TBK.

Doha, Qatar (January 20, 2009) — Qatar Telecom (Qtel) Q.S.C. (“Qtel”) today announced the commencement of its concurrent tender offers to acquire Series B Shares of PT Indosat Tbk. (IDX: ISAT; NYSE: IIT), an Indonesian company (“Indosat” and, such shares, “Series B Shares”), pursuant to an Indonesian offer and to acquire American Depositary Shares representing Series B Shares (“ADSs”) pursuant to a U.S. offer. In the aggregate, Qtel is offering to purchase up to 1,314,466,775 Series B Shares (including Series B Shares underlying ADSs) in the offers, representing approximately 24.19% of the total issued and outstanding Series B Shares (including Series B Shares underlying ADSs) of Indosat. If more than 1,314,466,775 Series B Shares (including Series B Shares underlying ADSs) are validly tendered and not withdrawn in the offers, then proration rules will apply, so that Qtel will purchase no more than an aggregate of 1,314,466,775 Series B Shares (including Series B Shares underlying ADSs) in the offers.

The offers are being made pursuant to Indonesian law which requires a party who acquires control of an Indonesian public company to make a tender offer for the remaining shares of such company, subject to certain limitations and exceptions. Therefore, Qtel is making the offers to acquire up to approximately 24.19% of the outstanding Series B Shares (including Series B Shares underlying ADSs), which, when combined with Qtel’s existing indirect ownership of approximately 40.81% of the outstanding Series B Shares, would result in Qtel owning no more than 65% of the outstanding Series B Shares. The offers will be made through Indonesia Communications Pte. Ltd., a company incorporated under the laws of Singapore and a wholly-owned indirect subsidiary of Qtel.

The purchase price will be Indonesian Rupiah 7,388 per Series B Share in the Indonesian offer and the U.S. dollar equivalent of Indonesian Rupiah 369,400 per ADS in the U.S. offer, in each case, net to the seller in cash (without interest and subject to any required withholding of taxes). The purchase price for ADSs will be converted from Indonesian Rupiah to U.S. dollars based on the “Applicable Exchange Rate,” which will be the average of the daily U.S. dollar/Indonesian Rupiah sell rates for transactions as reported by Bank Indonesia at 4:00 p.m., Jakarta time, on each of the last five (5) Indonesian business days of the offer period (excluding the last day of the offer period) on its official website at http://www.bi.go.id/web/en/Moneter/Kurs+Bank+Indonesia/Kurs+Transaksi/.

The offer is scheduled to expire at 3:00 a.m., New York City time (3:00 p.m., Jakarta time), on February 18, 2009, unless extended in accordance with applicable law. Settlement of the offers is expected to occur no later than fifteen (15) days after the expiration date.

The tender offers are not subject to any conditions, other than that in order to be accepted for payment (subject to proration), the Series B Shares and ADSs must be validly tendered and not withdrawn as of the expiration of the offers.

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell Series B Shares or ADSs of Indosat.

About Qatar Telecom (Qtel) Q.S.C.

Qtel, a corporation organized under the laws of Qatar and headquartered in Doha, Qatar, is Qatar’s exclusive telecommunications provider and one of the largest public companies in that country. Qtel provides a wide range of telecommunications products, among others, national and international GSM mobile services, internet and cable television services. Qtel’s shares are listed and traded on the Doha Securities Market, the Abu Dhabi Securities Market and the Bahrain Stock Exchange, and the Global Depository Receipts of Qtel are traded on the London Stock Exchange.

Forward-looking Statements

This press release contains forward-looking statements. Qtel disclaims any intent or obligation to update these forward-looking statements. All statements contained in this document that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words “anticipate,” “believe,” “expect,” “estimate,” “plan,” and similar expressions are generally intended to identify forward-looking statements. Such statements are based on management’s current expectations, but actual results may differ materially due to, but not limited to, various factors such as general economic, capital market and business conditions, competitive factors and general industry trends in the telecommunications industry, changes in government regulation and tax law requirements, and our ability to successfully execute our business strategy with respect to Indosat after the completion of the tender offers. Forward-looking statements involve risks and uncertainties.

Important Additional Information about the Tender Offer

All U.S. holders of Series B Shares and all holders of ADSs are urged to carefully read the disclosure documents that will be filed today with the U.S. Securities and Exchange Commission (the “SEC”), including the tender offer statements on Schedule TO, in their entirety when they become available because they will contain important information. All U.S. holders of Series B Shares and all holders of ADSs will be able to obtain free copies of any such documents filed by Qtel with the SEC through the website maintained by the SEC at www.sec.gov. Free copies of the U.S. disclosure documents can also be obtained by directing a request to Qtel’s Information Agent for the U.S. Offer, BNY Mellon Shareowner Services, at (877) 289-0143 (toll-free) or +1-201-680-3285 (outside the United States) or +1-201-680-3285 (banks and brokers), and free copies of the Indonesian disclosure documents can be obtained by directing a request to Qtel’s Share Tender Agent for the Indonesian Offer, PT Danareksa Sekuritas, at +62-21-350 9888.

In connection with the offers by Qtel, Indosat will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. Indosat security holders should read carefully the Solicitation/Recommendation Statement on Schedule 14D-9 (including any amendments or supplements thereto) prior to making any decisions with respect to Qtel’s offers because it contains important information. Investors and security holders may obtain free copies of the documents filed with the SEC by Indosat, including the Solicitation/Recommendation Statement on Schedule 14D-9 and the related amendments or supplements thereto, through the website maintained by the SEC at www.sec.gov.